
July 14, 2021

James D. Frias
Chief Financial Officer
Nucor Corporation
1915 Rexford Road
Charlotte, North Carolina 28211

> **Re: Nucor Corporation**
> **Form 10-K for the Year Ended December 31, 2020**
> **Filed February 26, 2021**
> **File No. 001-04119**

Dear Mr. Frias:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Inventories, page 39

1.   You disclose that inventories are stated at lower of cost or market and that you record any amounts required to reduce the carrying value of inventory to net realizable value as a charge to cost of products sold. Please clarify if you recognize inventory at the lower of cost or market or lower of cost or net realizable value and revise your disclosures accordingly. See ASC 330-10-35-1B.

James D. Frias
Nucor Corporation
July 14, 2021
Page 2

Financial Statements
Notes to Consolidated Financial Statements
11. Debt and Other Financing Arrangements, page 65

2. We note your disclosure on page 66 that you exchanged three outstanding notes for a cash payment of $180.3 million and $439.3 million of new notes due 2055. Please tell us how you determined the exchange transaction qualified as a debt modification under the guidance in ASC 470-50-40-6 through -12. In doing so, provide us with your cash flow present value calculations for the original and new notes under ASC 470-50-40-12. Confirm that you performed your 10% test on a lender-by-lender basis and clarify how you treated put and call options on the underlying debt.

23. Revenue
Steel Products Segments
Rebar Fabrication, page 81

3. We note that in your fiscal year 2019 Form 10-K, you disclosed that you recognized revenue from rebar product sales at a point in time upon shipment or delivery to customers and recognized related installation revenues when the delivered material was installed. You currently disclose, however, that you recognize rebar product and installation revenues over time based on amounts shipped or installed relative to the total expected amounts required to complete jobs. Please provide further details on the nature of this apparent change, including whether your prior accounting was in error and whether the change resulted in any material changes in revenue recognized. Also clarify for us how the amount of rebar shipped represents an "input method."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Andrew Blume at 202-551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing